Exhibit 99.1

RIO ALTO PRODUCES 54,517 OUNCES OF GOLD IN Q2 2014

For Immediate Release	July 08, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company” ) (TSX & BVL: RIO, NYSE: RIOM, Frankfurt:MS2) is pleased to announce that its La Arena Gold Mine produced 54,517 ounces of gold during the three months ended June 30, 2014 (48,427 ounces of gold poured for the three months ended June 30, 2013).

107,979 ounces have been produced at La Arena during the six months ended June 30, 2014 compared with 84,783 ounces for the six months ended June 30, 2013.

Ore and waste production from the La Arena Gold Mine for the second quarter of 2014 is summarized as follow:

	Actual			Planned			Difference

	Tonnes	Au	Strip	Tonnes	Au	Strip	Tonnes/Ozs	Au gpt
		gpt	Ratio		gpt	Ratio

Ore mined	3,943,278	0.51	1.01	3,224,434	0.66	1.51	718,844	(0.15)
Waste mined	3,984,228			4,852,621			(868,393)

Ounces poured	54,517			58,571			(4,054)

Gold production came in below expectation for the quarter due to negative grade difference of 0.15 gpt versus budgeted grade mined, partially offset by a 718,844 tonne positive difference versus budgeted ore tonnes mined.

Ore and waste production for Q2 2014 compared to Q2 2013 is summarized as follow:

	Q2 2014			Q2 2013			Difference

	Tonnes	Au	Strip	Tonnes	Au	Strip	Tonnes/Ozs	Au
		gpt	Ratio		gpt	Ratio		gpt

Ore mined	3,943,278	0.51	1.01	3,001,082	0.65	2.06	942,196	(0.14)
Waste mined	3,984,228			6,242,967			(2,258,739)

Ounces poured	54,517			48,427			6,090

Gold production in Q2 2014 was 6,090 ounces better than the corresponding period of 2013 because ore production was 30 per cent higher partially offset by a decline in grade of 0.14 gpt.

The Company maintains its previous gold production guidance of 200,000 to 220,000 ounces of gold in 2014.

The Company´s financial results for the quarter ended June 30, 2014, including capital and operating costs, will be released by mid-August.

“Gold production at La Arena is now progressing on a consistent basis from quarter to quarter with lower overall grades more than offset by a lower overall strip ratio. Cost optimization activities continue at the mine and our expectation is for a solid financial result for the quarter”, commented Alex Black, President & CEO.

Forward Looking Statements

This news release contains certain forward-looking information including a statement concerning future production. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:
Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+511 625 9900	Phone:	604.628.1401
		Fax:	866.393.4493

Email:	alexb@rioaltomining.com	Email:	alejandrag@rioaltomining.com

Web: www.rioaltomining.com